EXHIBIT 99.6

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT

In connection with the annual report of TransGlobe Energy Corporation (the “Registrant”) on Form 40-F for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Randy Neely, President & Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

    /s/    Randy Neely

Name: Randy Neely

Title:  President & Chief Executive Officer

March 17, 2022